FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to
ANNUAL REPORT
of

KREDITANSTALT FÜR WIEDERAUFBAU

(Name of Registrant)

and

KfW INTERNATIONAL FINANCE INC.

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED

(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on
Title of Issue	registration is effective	which registered
N/A	N/A	N/A

*	The registrants file annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

ROBERT M. THOMAS, JR.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

SIGNATURES

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 as follows:

Exhibit (d) is hereby amended by adding the following paragraph at the end of the section “Kreditanstalt für Wiederaufbau — Business — Advisory and Other Services”:

“On October 11, 2004, KfW effected a direct sale (accelerated bookbuilding) of approximately 200 million Deutsche Telekom AG shares at an offering price of € 15.05 per share and granted the joint bookrunners of the transaction an over-allotment option of up to 15% of the initial sale, or approximately 30 million shares. In addition, KfW issued warrants to purchase, for an aggregate exercise price of approximately EUR 1 billion, approximately 63 million shares of Deutsche Telekom AG. The warrants were issued in three tranches, one exercisable after six months at € 15.05 per share, one exercisable after 12 months at a premium of 5% to the initial offering price and one exercisable after 18 months at a premium of 10%. If the warrants and the over-allotment option are fully exercised, the proceeds of the offering would amount to approximately € 4.5 billion and KfW’s stake in Deutsche Telekom AG would be reduced by approximately 7% to approximately 10%.”

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants Kreditanstalt für Wiederaufbau and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized,

KREDITANSTALT FÜR WIEDERAUFBAU
By:	/s/ Hans W. Reich
Hans W. Reich
Managing Director

By:	/s/ Dr. Peter Klaus
Dr. Peter Klaus
Managing Director

KfW INTERNATIONAL FINANCE INC.
By:	/s/ Dr. Volker Gross
Dr. Volker Gross
General Counsel, Vice President and Secretary

Date: October 13, 2004